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                                                                   EXHIBIT 23.1

                         Independent Auditors' Consent

The Board of Directors and Stockholders
Sunrise Telecom Incorporated:

   We consent to incorporation by reference in the registration statements (No. 333-61596 and No. 333-43270) on Form S-8 of Sunrise Telecom Incorporated, of our report dated January 23, 2002, except as to Note 14, which is as of February 28, 2002, with respect to the consolidated balance sheets of Sunrise Telecom Incorporated and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of net income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of Sunrise Telecom Incorporated.

                                          KPMG LLP

Mountain View, California
March 15, 2002